SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CVM 1771-0
C.N.P.J. 02.558.074/0001-73
N.I.R.E 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participações S.A. – (“TCP”) informed its shareholders and the public in general, under the terms of the CVM Instruction # 358/02, the accomplishment of all the precedent conditions established in the Share Purchase and Sale Agreement signed by TCP and the controlling shareholder of Tele Centro Oeste Participações S.A. (“TRO”), subject of the relevant notices issued on January 16 and March 24 of the current year, including the previous approval from Anatel (the Brazilian Telecommunications Agency) for the transfer of controlling shares of TRO. Therefore, the transaction that will transfer TRO’s control to Telesp Celular Participações S.A. is expected to be concluded during the month of April, 2003

Sao Paulo, April 11, 2003

Maria Paula Canais
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.